SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 ______________________ SCHEDULE 13D UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 1)
Frederick's of Hollywood Group Inc.
(Name of Issuer)
Common Stock (Par Value $0.01 Per Share)
(Title of Class of Securities)
624591103
(CUSIP Number)

TTG Apparel, LLC

Tokarz Investments, LLC

Michael T. Tokarz

287 Bowman, 2nd Floor

Purchase, NY 10577

(914) 251-1825

With a copy to:

Adam S. Calisoff, Esq.

Edwards Wildman Palmer LLP

225 West Wacker Drive, Suite 2800

Chicago, Illinois 60606-1229

(312) 201-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

(Continued on following pages)
(Page 1 of 12 pages)

CUSIP No. 624591103	13D/A	Page 2 of 11

(1)	NAME OF REPORTING PERSON TTG Apparel, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 8,028,227
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 8,028,227
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,028,227
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%
(14)	TYPE OF REPORTING PERSON (See Instructions) OO

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(1)	NAME OF REPORTING PERSON Tokarz Investments, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 8,386,977
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 8,386,977
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,386,977
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%
(14)	TYPE OF REPORTING PERSON (See Instructions) OO

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(1)	NAME OF REPORTING PERSON Michael T. Tokarz
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 16,415,204
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 16,415,204
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,415,204
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%
(14)	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 624591103	13D/A	Page 5 of 11

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 5, 2008 (the “Original Statement”). The persons filing this Amendment are TTG Apparel, LLC, a Delaware limited liability company (“TTG”), Tokarz Investments, LLC, a Delaware limited liability company (“Tokarz Investments”), and Michael T. Tokarz (“Tokarz”). TTG, Tokarz Investments and Tokarz are sometimes referred to hereafter as the “Reporting Persons”. The Original Statement, as amended by this Amendment (the “Statement”), relates to the Common Stock, par value $0.01 Per Share (the “Common Stock”) of Frederick’s of Hollywood Group Inc., a New York corporation (the “Issuer”).

Capitalized terms used in this Amendment but not defined have the meanings given to them in the Original Statement. This Amendment amends the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

The Amendment is being filed for the purpose of reflecting TTG’s $5 million purchase on May 23, 2012 of 50,000 shares of the Issuer’s Series A Convertible Preferred Stock and certain Warrants to purchase Common Stock, each as described in more detail under Item 6. It also updates the Original Statement to reflect the expiration of an escrow arrangement described therein, and the expiration of certain Guarantor Warrants described therein.

Item 1. Security and Issuer

The last sentence of Item 1 is hereby amended to reflect that the Issuer's principal executive offices are located at 16255 Sunset Boulevard, Hollywood, CA 90028.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

TTG funded the acquisition of the Issuer’s securities described in this Amendment with working capital and funds available for investment. Items 4 through 6 of the Statement are incorporated by reference into this Item 3.

Item 4. Purpose of the Transaction

Item 4 is hereby amended and supplemented as follows:

TTG purchased its shares of Series A Preferred and Warrants (each as defined elsewhere in this Statement) based on its belief that the Series A Preferred, and the Common Stock underlying the Series A Preferred and Warrants, represented an attractive investment opportunity. The information set forth or incorporated by reference in Items 3 and 6 is hereby incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

The information set forth on each of the cover pages of this Amendment and the information set forth on or incorporated by reference in Items 3, 4 and 6 of this Statement are hereby incorporated herein by reference.

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(a) Collectively, the Reporting Persons beneficially own 16,415,204 shares of Common Stock, representing 10,153,299 shares of Common Stock that are held directly by the Reporting Persons and 6,261,905 shares of Common Stock underlying convertible securities that are held by one of the Reporting Persons. This aggregate amount represents approximately 36.3% of the Issuer’s outstanding Common Stock, based upon 38,927,794 shares outstanding as of March 8, 2012, as reported on the Issuer’s most recent Quarterly Report on Form 10-Q filed March 13, 2012.

Of this amount:

(i) TTG is the beneficial owner of (A) 1,766,322 shares of Common Stock held directly by it; (B) 4,761,905 shares of Common Stock underlying the 50,000 shares of Series A Preferred held by it; (C) 500,000 shares of Common Stock underlying the three-year Warrants described in Item 6 of this Statement; (D) 500,000 shares of Common Stock underlying the five-year Warrants described in Item 6 of this Statement; and (E) 500,000 shares of Common Stock underlying the seven-year Warrants described in Item 6 of this Statement;

(ii) Tokarz Investments is the beneficial owner of 8,386,977 shares of Common Stock held directly by it; and

(iii) By virtue of his position as the controlling person of each of TTG and Tokarz Investments, Tokarz may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by TTG and Tokarz Investments.

(b) The information in Items 7 through 10 of each cover page to this Statement is incorporated by reference into this Item 5(b).

(c) Except for the information set forth in Item 6, which is incorporated by reference into this Item 5(c), the Reporting Persons have effected no transactions relating to the Common Stock during the past 60 days.

(d)-(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

On May 23, 2012, TTG and the Issuer entered into a Series A Preferred Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which TTG purchased from the Issuer 50,000 shares (the “Shares”) of the Issuer’s Series A Convertible Preferred Stock (the “Series A Preferred”) for a purchase price of $5,000,000. The closing of the Purchase Agreement (the “Closing”) occurred as of May 23, 2012. The Purchase Agreement requires that the Issuer use the proceeds of the sale of shares solely for paying, settling or discharging accounts payable of the Issuer. The terms of the Series A Preferred are set forth in the Issuer’s Certificate of Incorporation on file with the New York Secretary of State, as amended by a Certificate of Amendment filed on the date of the Closing pursuant to the Purchase Agreement (as so amended, the “Certificate”).

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 Shares of Series A Preferred earn cumulative dividends as follows: With respect to each outstanding share of the Series A Preferred, dividends accrue on the Series A Stated Value (as defined below) in effect from time to time, at the Series A Dividend Payment Rate (as defined below) in effect from time to time. “Series A Stated Value” means $100.00, as adjusted from time to time for any stock combinations, splits, recapitalizations and similar events with respect to the Series A Preferred. “Series A Dividend Payment Rate” means (i) during the period between May 23, 2012 and May 23, 2014, a rate of 9% per annum, and (ii) from and after May 23, 2014, at any time, a rate equal to the greater of 9% per annum or the highest rate per annum being paid at such time by the Issuer on any Issuer credit facility (excluding trade credit). Series A Preferred dividends will be paid in additional shares of Series A Preferred, with the number of such shares issued being equal to the accrued dividend amount divided by the Series A Stated Value then in effect. Series A Preferred dividends accrue not only on the original 50,000 shares of Series A Preferred issued upon the Closing (the “Original Shares”) but also on all shares of Series A Preferred issued as accrued dividends thereafter (“PIK Shares”).

So long as any shares of Series A Preferred are outstanding, the Issuer is not permitted to pay or declare any dividend, whether in cash or property, or make any other distribution on the Common Stock or any other securities junior to the Series A Preferred, or purchase, redeem or otherwise acquire for value any shares of Common Stock or any other securities junior to the Series A Preferred, until all accrued Series A Preferred dividends have been paid.

In the event that the Issuer is party to an Acquisition or Asset Transfer (as such terms are defined below) or upon any liquidation, dissolution or winding up of the Issuer, whether voluntary or involuntary (any such Acquisition, Asset Transfer, liquidation, dissolution or winding up, a “Liquidation Event”), before any distribution or payment is permitted to be made to the holders of Common Stock or any other securities junior to the Series A Preferred, subject to the right of any series of Preferred Stock that may from time to time come into existence, the holders of Series A Preferred must be paid the following amounts out of the proceeds of the Acquisition or Asset Transfer or the assets of the Issuer legally available for distribution:

(i) for each share of Series A Preferred that is an Original Share, an amount equal to (A) the Series A Stated Value then in effect plus all accrued but unpaid dividends on such share, multiplied by (B) (1) if the Liquidation Event occurs no later than May 23, 2013, 1.09, (2) if the Liquidation Event occurs after May 23, 2013 but no later than May 23, 2014, 1.05, or (3) if the Liquidation Event occurs later than May 23, 2014, 1.00; and

(ii) for each share of Series A Preferred that is a PIK Share, an amount equal to the Series A Stated Value then in effect plus all accrued but unpaid dividends on such share.

If the proceeds of the Acquisition or Asset Transfer or the assets of the Issuer are insufficient to make payment in full to all holders of Series A Preferred of the above liquidation preference, then the proceeds or assets must be distributed among the holders of Series A Preferred and any other parity securities at the time outstanding, pro rata in proportion to the full amounts to which they would otherwise be respectively entitled. Any holder of Series A Preferred is permitted, at any time before the closing of any Liquidation Event, to convert any or all of the holder’s shares of Series A Preferred into Common Stock pursuant to the conversion provisions of the Certificate.

“Acquisition” means (A) any consolidation or merger of the Issuer with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Issuer immediately before such consolidation, merger or reorganization, continue to hold at least 50% of the voting power of the surviving entity in substantially the same proportions among the stockholders of the Issuer (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; or (B) any transaction or series of related transactions (including but not limited to any tender offer for capital stock of the Issuer or any sale of capital stock of the Issuer but excluding any tender offer or investment by a holder of Series A Preferred) in which in excess of 50% of the Issuer’s voting power is transferred; and (ii) “Asset Transfer” means a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Issuer.

CUSIP No. 624591103	13D/A	Page 8 of 11

If, at any time, there is a cash investment in the Issuer by one or more parties who are not holders of shares of Series A Preferred and immediately after such investment, 30% or more of the equity of the Issuer is held by one or more parties that did not own it immediately before such investment and the securities issued under such investment are by their terms not mandatorily redeemable by the Issuer (any such investment, a “Qualifying Investment”), then each holder of Series A Preferred will have the right to require that the Issuer purchase the holder’s shares of Series A Preferred for a price equal to the amount that the holder would be entitled to receive pursuant to the Certificate upon a Liquidation Event. The Issuer is not permitted to close any Qualifying Investment without providing at least 10 days’ written notice to each holder of Series A Preferred. The Issuer is obligated to purchase all of the shares of Series A Preferred of each holder who provides the Issuer, within 10 days after the holder’s receipt of such notice from the Issuer, with written notice that the holder is exercising the holder’s redemption right.

The Certificate provides that any holder of Series A Preferred may, at any time, convert some or all of the holder’s shares of Series A Preferred into shares of Common Stock in accordance with the conversion provisions of the Certificate. The conversion ratio for Original Shares is determined by dividing the Series A Stated Value then in effect by the Original Share conversion price then in effect. The conversion price for Original Shares is $1.05, as adjusted from time to time in accordance with the conversion-price adjustment provisions of the Certificate. The conversion ratio for PIK Shares is determined by dividing the Series A Stated Value then in effect, by the PIK Share conversion price then in effect. The conversion price for PIK Shares is $0.45, as adjusted from time to time in accordance with the conversion-price adjustment provisions of the Certificate. The adjustment provisions in the Certificate include customary adjustments to the conversion prices in the event of stock splits, reverse stock splits, stock dividends and similar capital adjustments, and also provide that if the Issuer issues or sells additional shares of Common Stock or securities convertible into Common Stock for a price per share that is less than the Original Share conversion price or PIK Share conversion price then in effect, the Original Share conversion price or PIK Share conversion price, as applicable, will be reduced to such issuance or sale price, but not below $0.29, as adjusted from time to time for any stock combinations, splits, recapitalizations or similar capital adjustments (the “Floor”).

Pursuant to the Certificate, the Issuer has the right to redeem shares of Series A Preferred at any time by following the procedure set forth in the Certificate. The Issuer must first provide written notice of the redemption to all of the holders of the Series A Preferred. Concurrently with providing such notice, the Issuer must publicly disclose any material information of which it is aware that has not previously been publicly disclosed (such information required to be disclosed, “Disclosable Information”). At any time thereafter and before the redemption or conversion of all of the shares of Series A Preferred, the Issuer must publicly disclose all Disclosable Information promptly after becoming aware of such information. Prior to the closing of a redemption, any holder of Series A Preferred has the right to convert any or all of the holder’s shares of Series A Preferred into Common Stock in accordance with the conversion provisions of the Certificate. The closing of a redemption must occur 15 days after the written notice of redemption or 10 days after the Issuer has publicly disclosed the most recently disclosed Disclosable Information, whichever is later. The Issuer must redeem all of each holder’s shares of Series A Preferred, unless the holder consents to a partial redemption. The purchase price for shares of Series A Preferred that are redeemed will be as follows:

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(i) For each Original Share, an amount equal to (A) the Series A Stated Value then in effect plus all accrued but unpaid dividends on such share, multiplied by (B) (1) if the Issuer’s redemption notice is provided no later than May 23, 2015, 1.10, (2) if the Issuer’s redemption notice is provided after May 23, 2015 and no later than May 23, 2017, 1.08, or (3) if the Issuer’s redemption notice is provided after May 23, 2017, 1.00.

(ii) For each PIK Share, an amount equal to the Series A Stated Value then in effect plus all accrued but unpaid dividends on such share.

Pursuant to the Purchase Agreement, at the Closing, the Issuer issued to TTG three warrants (each, a “Warrant”): one Warrant entitles TTG to purchase 500,000 shares of the Issuer’s Common Stock at any time within 3 years after the Closing, at an exercise price of $0.45 per share; a second Warrant entitles TTG to purchase 500,000 shares of the Issuer’s Common Stock at any time within 5 years after the Closing, at an exercise price of $0.53 per share; and a third Warrant entitles TTG to purchase 500,000 shares of the Issuer’s Common Stock at any time within 7 years after the Closing, at an exercise price of $0.60 per share.

Under the Purchase Agreement, the Issuer is required, within 60 days after the Closing, to (i) file a registration statement (“Registration Statement”) with the Securities and Exchange Commission covering the resale by TTG of the shares of Common Stock underlying the Shares, the shares of Common Stock underlying any shares of Series A Preferred issued as dividends on the Shares, and the shares of Common Stock underlying the Warrants (collectively, “Registrable Securities”), (ii) use its best efforts to have the Registration Statement declared effective as promptly as practicable thereafter, and (iii) keep the Registration Statement effective until (1) the date on which the Registrable Securities may be resold by TTG without registration under the Securities Act of 1933, as amended (the “Securities Act”) and without regard to any volume limitations by reason of Rule 144 under the Securities Act or any other rule of similar effect or (2) all of the Registrable Securities have been sold pursuant to the Registration Statement or Rule 144 under the Securities Act or any other rule of similar effect. The Issuer is required to add to the Registration Statement any transferee of the Shares, any transferee of any shares of Series A Preferred issued as dividends on the Shares, and any transferee of the Warrants.

The shares of Series A Preferred do not have any voting rights other than those specifically provided by the Series A Preferred in the Certificate and any voting rights required by law. The Certificate provides that, in addition to any other vote or consent required therein or by law, the vote or written consent of the holders of at least a majority of the outstanding Series A Preferred shall be necessary for the following actions:

(i) Any amendment, alteration, or repeal of any provision of the Certificate that alters or changes the powers, preferences, or other special rights, privileges or restrictions of the Series A Preferred so as to affect them adversely;

(ii) Any alteration or adverse change to the powers, preferences, or other special rights, privileges or restrictions of the Series A Preferred;

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(iii) Any authorization or any designation, whether by reclassification or otherwise, of any new class or series of stock or any other securities convertible into equity securities of the Issuer ranking on a parity with or senior to the Series A Preferred in right of redemption, liquidation preference or dividend rights or any increase in the authorized or designated number of any such new class or series;

(iv) Any issuance of Common Stock, or any issuance of any equity or debt security convertible at any time into Common Stock, whether ranking junior to, on a parity with, or senior to the Series A Preferred in right of redemption, liquidation preference, dividend rights, or any other rights, in any such case for a price per share (including on an as-converted basis in the case of a convertible security) that is less than the Floor; or

(v) Any issuance of equity or debt in a Qualifying Investment where the securities issued in such investment are by their terms mandatorily redeemable by the Issuer.

In the Purchase Agreement, the Issuer agreed to pay, or reimburse TTG for, TTG’s reasonable out-of-pocket expenses (including but not limited to reasonable attorneys’ fees and disbursements), in an amount not to exceed $50,000, related to the negotiation and documentation of the Purchase Agreement and the ancillary documents related to it, and to the issuance of the shares of Series A Preferred. Such out-of-pocket expenses of TTG to be paid or reimbursed by the Issuer equal approximately $48,000.

The information set forth above does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, the Certificate and the Warrants. Copies of each such document are filed as exhibits to this Statement and are incorporated by reference herein.

In addition to the foregoing, the Original Statement is hereby amended to reflect the following: (1) The Escrow Agreement under which Tokarz Investments had deposited 1,184,460 shares of Common Stock issuable to it as a result of the Merger was terminated on the 18 month anniversary of the Merger, in accordance with the Merger Agreement, and the escrowed shares were delivered to Tokarz Investments; and (2) the Guarantor Warrant issued to Tokarz Investments on January 28, 2008 under the Standby Purchase Agreement, representing the right to purchase up to 298,296 shares of Common Stock at an exercise price of $3.52 per share, expired on the third anniversary of its issuance in accordance with its terms.

Item 7. Material to be filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit 13 Series A Preferred Stock Purchase Agreement, dated as of May 23, 2012, between TTG Apparel, LLC and Frederick’s of Hollywood Group Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on May 29, 2012 (the “Issuer Form 8-K”)).

Exhibit 14 Certificate of Amendment to the Certificate of Incorporation of Frederick’s of Hollywood Group Inc., as filed with the New York Secretary of State on May 24, 2012 (incorporated by reference to Exhibit 3.1 to the Issuer Form 8-K).

Exhibit 15 Form of Warrant issued to TTG Apparel, LLC (incorporated by reference to Exhibit 10.2 to the Issuer Form 8-K).

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SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2012

TTG Apparel, LLC /s/ Michael T. Tokarz Name: Michael T. Tokarz Title: Manager
Tokarz Investments, LLC /s/ Michael T. Tokarz Name: Michael T. Tokarz Title: Manager
/s/ Michael T. Tokarz Michael T. Tokarz